UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Commission File Nos. 024-11431 and 024-11954

Robot Cache US Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4330 La Jolla Village Drive, Suite 200, San Diego, California 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Robot Cache US Inc.

SEMIANNUAL REPORT ON FORM 1-SA

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In this report, the term “Robot Cache,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Robot Cache US Inc. and its subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Business Overview

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company that is now the Company’s wholly owned subsidiary. The Company has developed software to create a PC video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by its Users who validate blockchain transactions.

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital currency, IRON. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new concept dubbed “Proof of Gaming,” which we have not seen to date in any other platform. Proof of Gaming enables Users to utilize their PCs’ CPUs and graphics cards (GPU) to validate transactions on the blockchain using the Company’s “digital rights management” (“DRM”) -based client application, for which the Company rewards them with IRON. As of the date of this report, our beta Users have validated over 1.4 million hours of blockchain transactions. The client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform, – enabling Users to earn store credit – has been well received and is, we believe, unique, as it provides an alternative way for Users in emerging markets to purchase video games that they would have not been able to obtain otherwise. The early traction and key performance indicators (“KPIs”) that we have received are encouraging and support our belief that Users want to be able to monetize their game libraries by selling titles that they no longer wish to retain. The Company has entered into a memorandum of understanding (“MOU”) with the blockchain company CasperLabs Holdings AG (“CasperLabs”). The MOU calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company has already implemented its new DRM / copy protection using the CASPER Blockchain Network, and it is currently being tested on CasperLabs’ “Test-net” before being deployed to its “Main-net.” This migration will transition our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain.

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships developed over time will enable its employees to seed the Robot Cache Platform with the best titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

While retail physical video game sales are declining year-over-year, digital sales are, in our view, strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases.

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The Publisher feedback from our current partners and others has also been favorable. We have been able to secure the rights to well over 900 titles so far with little or no outlay of advances/guarantees. We believe that our ability to secure these rights is due primarily to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers to wish to be compensated for relinquishing the licenses to their games. However, as the marketplace changes, we anticipate that in some cases we will need to pay monetary advances for certain high-end so-called “AAA” games (meaning, generally, in the videogame industry, high-budget, high-profile games typically produced and distributed by large, well-known Publishers). In the event that we do pay Publishers such advances, the advances are in almost all cases allowed to be fully recouped by us before we are required to pay additional royalties. If we agree to a limitation on the time available to us to recoup any monetary advances paid, we would either need to (i) sell a sufficient number of games to recoup the advances or (ii) forfeit the remainder of any monetary advances paid. Therefore, although in some cases we may have prepaid royalties on our balance sheet, we expect to recoup them back in full. It is, in our opinion, a “win win” scenario for both the Publisher and the User and opens up what we believe will be greater opportunities for increased sales for the gaming industry.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. The Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

AMD Partnership

In August 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership for the remainder of 2022 and beyond. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

In November 2019 we entered into an agreement with LedgerZ Holdings, one of our investors, which we expect will launch the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this report, we have not yet factored into our forecasts any revenue projections for Asia; but we believe it will be material, as we expect to release the Robot Cache Platform in China early in 2023. As a result, we have already implemented additional payment forms for the Chinese market (such as WeChat Pay and Alipay), and we will be adding other forms of digital currency and payment solutions (such as Amazon payments and Coinbase Commerce). Adding these forms of payment, which our competitors have shied away from but which are important to the future of digital global commerce, will, we believe, enable the global community to purchase games from the Robot Cache Platform.

Launch Expected First Quarter 2023

As of the date of this report, the Robot Cache Platform is in open beta and is expected to launch globally in the first quarter of 2023. With our current (December 31, 2021) User base of approximately 39,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for supporting blockchain based games and digital items represents a dependable method for promoting an ecosystem of growth.

Sources of Revenue

The Company generates its revenues from several different sources, some of which are unique to the Robot Cache Platform. The first source is the percentage of sales revenues that we receive (5%) from the sale of games. The second source is that we enable our Users to utilize their PCs (when they are not playing video games) to solve blockchain transactions (“mining”). In exchange for their mining activities, the Company credits back to them 85% of the mining awards received by the Company (as store credit, in the form of “IRON”), and retains the remaining 15% of the mining awards, which are converted from BTC to USD through Coinbase, the Company’s custodian, at the end of each calendar month. The User can use IRON to purchase games. The third source is our website’s use of third-party advertising, which is not permitted by our competitors. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry standard video CPM rate, as of the date of this report, ranges between $18.00 and $24.00. As our User base grows, so will the advertising revenues, which are at a very high margin of approximately 97%. These additional sources of revenue enable us to have significantly reduced distribution costs, which benefit our publishing partners and generate other sources of income other than just sales of games.

Material Developments

Within the six-month period ending June 30, 2022 and through the issuance date of this report material developments are:

The Company has signed a licensing agreement with DACS Laboratories GmbH to integrate its streaming technology into the Robot Cache Platform to enable games to run quickly. We believe this relationship gives us an advantage over our competitors in that it enables our Users to start the download process after purchasing a game and then to play the game within minutes as opposed to waiting for the download’s completion, which for some of the larger games can require several hours. None of our competitors currently offers this capability, and we believe gamers will find this functionality valuable.

The Company officially launched the Robot Cache Platform first in Brazil, Latin America and Australia in order to optimize the platform’s performance by monitoring the Company’s key performance indicators (KPI’s). Optimizing the platform’s performance in this manner will enable the Company to make necessary enhancements to the platform as well as our marketing efforts in order to optimize our marketing channels and partners we work with as we get closer to opening up access to all users globally.

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Results of Operations

Revenues

Revenue for the six-month period ending June 30, 2022 was $886 compared to $2,465 for the corresponding period in 2021. The Company’s revenues continue to be minimal, a result of the Company’s being in open beta and of our continually refining the technology of the Robot Cache Platform in response to customer feedback. We anticipate adding more countries in which we will launch the Robot Cache Platform through the end of the year with the intention of launching globally in the first quarter of 2023.

Expenses

Expenses for the six-month period ending June 30, 2022 were $2,418,710, compared to $1,595,142 for the corresponding period in 2021. Operating expenses totaled $1,926,674, compared to $1,352,696 respectively.

The largest expense for the six-month period ending June 30, 2022 was $1,286,012 (Payroll Expenses), including wages, taxes, benefits and recruitment for the software and marketing development teams. This compares to wages of $386,460 for the period ending June 30, 2021, an increase of $899,522, and is due to the increase in the number of software engineers we needed to improve the Robot Cache Platform, as well as additional marketing staff we needed in order to prepare to market the Robot Cache Platform as we prepare for global release. The recruitment costs for hiring mentioned personnel were $78.560 for the six-month period ending June 30, 2022 compared to $5,510 for the six-month period ending June 30, 2021.

$256,550 of expenses was the unrealized decline in value of the CSPR cryptocurrency. The decrease in value of CSPR includes both 2021 mined CSPR cryptocurrency as well as the CSPR cryptocurrency mined in 2022. The company continues to mine CSPR cryptocurrency and may experience further decline in CSPR cryptocurrency. $203,673 was the amortization of platform costs which was identical to the six months ended June 30, 2022 and 2021. $302,370 was spent on marketing contractors and content creation in preparation for when the platform is fully launched later this year compared to $7,500 for the same period in 2021. Legal and accounting fees were $103,689 for the 6 months ended June 30, 2022 as compared to $78,453 for the 6 months ended June 30, 2021. The increase of $25,237 was due to the numerous SEC filings, audits, and contract creation.

Other expenses

Other expenses for the six-month period ending June 30, 2022, came to $266,414, compared to $919,057 for the corresponding period in 2021. 2022 expenses consist of office rent, internet expense, travel, insurance, software computers, etc. 2021 expenses include $600,000 of broker commission for the 2021 securities offering as well as $38,580 in interest expense which did not exist in 2022.

Income taxes

Because of the incurrence of losses, no income taxes have been accrued or paid for the six-month period ending June 30, 2022, or for the six-month period ending June 30, 2021.

Net loss

For the six-month period ending June 30, 2022, the Company had a net loss of $2,417,823, compared with a net loss of $1,592,678 for the six-month period ending June 30, 2021. The increase in net loss is primarily due to the increased expenses noted above.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $20,222,595. We reported a net loss of $2,417,823 for the six-month period ending June 30, 2022. As of June 30, 2021, the Company had cash of $853,634. We reported a net loss of $1,592,678 for the six-month period ending June 30, 2021.

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Sources of Liquidity

Due to the 2021 securities offering raising a net after all fees and commissions of $26,058,240 the company will sustain development and marketing effort well beyond the anticipated platform launch late this year, 2022. With the late 2022 launch the company expects liquidity source from ongoing operations to increase. Excess cash will be used to prepay game publishers to sell their games on the platform. Another security offering has been filed of the date of this report which cash raised will be used to prepay game publishers as well fund the pursuit of other business strategies.

Other Current Assets

The Company prepays game some publishers to include their games in the Robot Cache platform. These prepayments were $174,807 on June 30, 2022 compared to $114,359 on June 30, 2021. After the Robot Cache Platform launch the deposits will be offset with the portion of the proceeds of selling the publishers games. The Company may need to continue to offer deposits (prepaid royalties) for the placement of publishers’ games on the Robot Cache platform and expects these deposits to increase in the upcoming months and then begin to decrease as the publishers’ games are sold on the Robot Cache platform.

Net Cash Flow from Operating Activities

Net cash used in operating activities was $2,087,701 for the six-month period ending June 30, 2022. Cash was consumed from the net loss of $2,417,823 with some working capital changes of $330,122 consisting mostly changes in cryptocurrency and payroll accruals. Net cash used in operating activities for the six-month period ending June 30, 2021 was $750,204. Cash was consumed from the net loss of $1,592,678 with some working capital changes resulting in the use of $842,474 consisting of $600,000 of accruals related to the 2021 securities offering. $159,442 of platform amortization and $83,032 changes in working capital.

Net Cash Flow from Investing Activities

There were no investing activities for the six months ended June 30, 2022.

Net Cash Equity Activities

Net cash from equity activities for the six-month period ending June 30, 2022 was $1,957,718, consisting of $2,029,961 of cash received from the 2021 securities offering in 2022 not received as of December 31, 2021 offset by $72,243 of offering costs for the SEC filed 2022 securities offering.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

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Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC) and Ether (ETH) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining and validating activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company currently has no plans to issue any tokens or other digital assets, the Company does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere.

The Company intends to offer its Users the ability, in the future, to pay for games with cryptocurrency through potential partners such as Coinbase Commerce. The Company will determine each month whether or not to convert such cryptocurrency into cash or hold it in trust at either Coinbase or another cryptocurrency exchange.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that there are proper controls in place to ascertain that the Company’s financial statements properly reflect the change.

We have considered recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Acquire additional games and content from top Publishers to increase our offerings. Payments by the Company of minimum guarantees of income to the Publishers (“MGs”) are considered “advances on future royalties” and are fully recoupable by us. We account for these MGs as prepaid liabilities, which we will reduce as game sales occur. The Company’s intent is to properly assess the risk of such advances for specific games as well as other catalogue games and to “cross-collateralize” all of them until we have fully recouped the advances, thereby reducing the risk of our not earning back the payments made to the Publishers as MGs.
●	Acquire new Users through subsidizing “free game giveaway” offers and other promotions, contests and consumer events that attract new Users, as well as leverage its partnerships with AMD and others.
●	Develop new features for the Robot Cache Platform to increase its “stickiness” and retention of the User base and store operations, as well as general store operations, customer service, account management.

The Company has taken steps to commence a Regulation A securities offering. It has filed a Form 1-A offering statement with the Securities and Exchange Commission (available at https://www.sec.gov/Archives/edgar/data/0001832460/000149315222021215/0001493152-22-021215-index.htm) and intends to commence the offering upon the offering statement’s qualification. The purpose of the offering is to facilitate Company growth through aggressive marketing campaigns, game publisher incentives and complementary corporate acquisitions.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Item 2. Other

None.

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Item 3. Financial Statements

Robot Cache US Inc.

Unaudited Consolidated Balance Sheet

	As of June 30, 2022	As of June 30, 2021	Change
ASSETS
Total Bank Accounts	$20,222,595	$855,118	$19,367,477
Total Accounts Receivable	744	8,598,787	(8,598,043)
Total Other Current Assets	563,418	123,843	439,575
Total Current Assets	20,786,757	9,577,748	11,209,009
Total Other Assets	451,571	765,218	(313,647)
TOTAL ASSETS	$21,238,328	$10,342,966	$10,895,362
LIABILITIES AND EQUITY
Liabilities
Total Current Liabilities	67,368	1,134,246	(1,066,878)
Total Long-Term Liabilities	172,050	1,549,000	(1,376,950)
Total Liabilities	$239,418	$2,683,246	$(2,443,828)
Equity
Total Equity	20,998,911	7,659,720	13,339,191
TOTAL LIABILITIES AND EQUITY	$21,238,328	$10,342,966	$10,895,362

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Robot Cache US Inc.

Unaudited Consolidated Income Statement

	Six months ending June 30, 2022	Six months ending June 30, 2021	Change
Income	$886	$2,465	$(1,578)
Gross Profit	886	2,465	(1,578)
Expenses
Advertising & Marketing	144,237	(16,619)	160,856
Broker Commission	-	600,000	(600,000)
Equipment	13,859	13,508	351
General & Administrative Expenses	20,530	6,441	14,089
Independent Contractors	191,151	79,253	111,899
Insurance Expense	14,108	12,819	1,289
Internet Services	43,044	41,515	1,529
Legal & Professional Services	192,330	80,721	111,609
Marketing Expense		332	(332)
Mining Fee			-
Miscellaneous Expenses	130	1,093	(963)
Payroll Expenses	1,208,499	380,950	827,549
Rent & Utilities	51,447	45,637	5,810
Royalty Expense	662	1,505	(843)
Software	13,355	6,681	6,674
Travel & Entertainment	33,320	98,859	(65,538)
Total Expenses	1,926,674	1,352,696	573,978
Net Operating Income	(1,925,787)	(1,350,231)	(575,556)
Other Income
Total Other Income	(256,147)	0	(256,147)
Total Other Expenses	235,889	242,447	(6,558)
Net Other Income	(492,036)	(242,447)	(249,589)
Net Income	$(2,417,823)	$(1,592,678)	$(825,145)

In the opinion of Robot Cache US Inc.’s management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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Robot Cache US Inc.

Unaudited Consolidated Statement of Cash Flows

For the six months ending	2022	2021
Net cash used in operating activities	$(2,087,701)	$(750,204)
Net cash provided by investing activities	0	(17,264)
Net cash provided by equity activities	1,957,718	1,621,000
Net increase (decrease) in cash	(129,983)	853,532
Cash, beginning of period	20,352,630	1,586
Cash, end of period	$20,222,647	$855,118

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ROBOT CACHE US INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Six Months Ending June 30, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since Inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. In 2021 the Company completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities. As of publication of this report, the Company has filed with the Securities and Exchange Commission for an additional securities raise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

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Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022 and 2021, the Company had $20,222,647 and $855,118 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of June 30, 2022 the Company had capitalized $1,369,938 of development costs. For the six-month period ending June 30, 2022, the Company amortized $203,673 of those platform costs and has amortized a total of $1,018,366 in total.

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Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021, the Company conducted a successful campaign to raise equity and incurred $2,268,955 of costs associated with that offering as of December 31, 2021. The Company is in the process of filing with the SEC, Securities and Exchange Commission, another securities offering. As of June 30, 2022 the Company has deferred $72,243 in offering costs anticipating SEC approval and a successful security raise.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

☐	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

☐	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

☐	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

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Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

☐	Identify the contract with the customer

☐	Identify the performance obligations within the contract

☐	Determine the transaction price

☐	Allocate the transaction price to the performance obligations

☐	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue will be the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of June 30, 2022, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (some of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of the assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

As of June 30, 2022 the Company hold minimal Bitcoin cryptocurrency totaling $2,929.

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Aside from Bitcoin cryptocurrency, the Company also holds CSPR as part of their mining activities. As of June 30, 2022, the Company’s marked-to-market value for the CSPR was $282,202.31.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2021, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through June 30, 2022 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value.

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NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the year ended 2020, the Company paid cash compensation to Lee Jacobson and Mark Caldwell, who collectively own a combined more than 12 percent of the outstanding shares of the Company.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

In 2020, the Company issued an additional 9,980,170 shares in satisfaction of all previous debt.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $7,552 per month. As of September 1, 2022 the Company moved to new location near the previous office with an increase to 13,745.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized. In addition to the shares issued to founders and other management and SAFT holders in the conversion, the Company issued up to 49.5 million shares at a price of $0.606 per share in a securities offering intending to be exempt from registration under Regulation A.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Securities Offering Closing

In February 2021, the Company closed its Regulation A registration-exempt securities offering receiving the remaining amount of stock subscriptions receivable less applicable offering costs.

Management’s Evaluation

Management has evaluated subsequent events through September 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (dated July 24, 2019) to Certificate of Incorporation
2.3	Certificate of Amendment (dated June 21, 2022) to Certificate of Incorporation
2.4	Bylaws
4.1	Form of Subscription Agreement
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	2022 Equity Incentive Plan
6.9	Services Agreement with StartEngine CrowdFunding, Inc.
6.10	Technology Standard License Agreement with DACS Laboratories GmbH
6.11	Agreement with Advanced Micro Devices, Inc.
6.12	Agreement with LedgerZ Holdings with respect to Chinese developer community
6.13	Real property lease with San Diego UTC Holdings LLC
6.14	Real property sublease with Biora Therapeutics
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware
11.1	Consent of IndigoSpire CPA Group, LLC

* Filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11431) and incorporated herein by reference. Available at

https://www.sec.gov/Archives/edgar/data/0001832460/000149315221021589/0001493152-21-021589-index.html

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 28, 2022.

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below on September 28, 2022 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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